10603 W. Sam Houston Pkwy N.

Suite 300

Houston, Texas 77064

(713)-849-9911

December 22, 2014

Mr. Terrence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E. Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 10, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2014
File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2014 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 22

1.	Note (a) to the supplemental table detailing all other compensation states that the company paid a total of $700,000 to Mr. Chisholm’s companies and that this amount is reflected in the “Bonus” column in the summary compensation table. However, the bonus reflected in that column is only $450,000. Please tell us the basis for this discrepancy, and ensure that future filings clearly and accurately reflect the amounts required in the columns.

We note that all of the executive officers elected to receive 50% of their target bonus award in equity for 2013. In future filings, please ensure that the amount of any bonus foregone at the election of an officer for which they instead received equity-based compensation is included in a footnote to the “Bonus” column as required by Instruction 2 to Item 402 (c)(ii)(iv) of Regulation S-K.

Mr. Terrence O’Brien

U.S. Securities and Exchange Commission

December 22, 2014

Response: Information in the supplemental table detailing all other compensation and the information in the summary compensation table is correct; however, note (a) to the table detailing all other compensation erroneously includes $550,000 paid to Protechnics that was earned in 2014, not in 2013. This payment was not part of Mr. Chisholm’s 2013 bonus compensation, and will be included in his compensation disclosure for 2014.

Note (a) should have read as follows: “Mr. Chisholm received $836,750 in 2013 related to his services contract with the Company, including $150,000 paid to CMI as bonus, which is included in the “Bonus” column on the Summary Compensation table.”

All executive officers elected to receive 50% of their target bonus award in equity for 2013. The actual bonus earned, including cash to be paid and shares to be issued, is included in the “Bonus” column on the Summary Compensation table. The Annual Bonus Compensation section on page 15 of the Definitive Proxy Statement includes a table with a footnote detailing the shares awarded to each executive officer under his equity election.

In future filings, we will include a footnote to the “Bonus” column on the summary compensation table to specifically disclose the amount of cash foregone and the number of shares awarded based on any equity election made by the executive officer as required by Instruction 2 to Item 402(c)(2)(iv) of Regulation S-K.

Mr. Terrence O’Brien

U.S. Securities and Exchange Commission

December 22, 2014

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ H. Richard Walton
H. Richard Walton Executive Vice President and Chief Financial Officer

cc:	Tracie Towner (SEC)
Edward Kelly (SEC)
W. Mark Young (Andrews Kurth LLP)